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  FORM 3                                                                                                      OMB APPROVAL
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                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION          OMB Number:          3235-0104
                                                       WASHINGTON, D.C. 20549                       Expires:    September 30, 1998
                                                                                                    Estimated average burden
                                      INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES       hours per response  . . .  0.5
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                 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                              Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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  1.  Name and Address of Reporting          2. Date of Event Re-       4.  Issuer Name and Ticker or Trading Symbol
      Person*                                   quiring Statement
                                                (Month/Day/Year)            WESTERN ATLAS INC. (NYSE: WAI)
     BAKER HUGHES INCORPORATED                  5/10/98
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     (Last)        (First)       (Middle)    3. IRS or Social           5.  Relationship of Reporting     6.  If Amendment, Date of
                                                Security                    Persons to Issuer                 Original
                                                Number of                    (Check all applicable)           (Month/Day/Year)
     3900 ESSEX LANE                            Reporting Person
     SUITE 1200                                 (Voluntary)                 [ ] Director  [ ] 10% Owner
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                 (Street)                                                   [ ] Officer   [X] Other       7.   Individual or
                                                                                (give         (specify         Joint/Group
                                                                                title below)   below)          Filing (Check
     Houston     Texas        77027                                                                            Applicable Line)
                                                                            May be deemed to be a 10%
                                                                            owner under Section 13(d)      [X] Form filed by One
                                                                            of the Securities Exchange         Reporting Person
                                                                            Act of 1934, as amended
                                                                                                           [ ] Form filed by More
                                                                                                               than One Reporting
                                                                                                               Person
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      (City)     (State)      (Zip)                        TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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  1.  Title of Security                      2.  Amount of Securities          3.  Ownership              4.  Nature of Indirect
      (Instr. 4)                                 Beneficially Owned                Form: Direct               Beneficial Ownership
                                                 (Instr. 4)                        (D) or Indirect            (Instr. 5)
                                                                                   (I) (Instr. 5)
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      None
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 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
 * If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                  SEC 1473 (7-96)
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FORM 3 (CONTINUED)       TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Option to purchase shares of
common stock, par value $1.00
per share ("Common Stock"), of
Western Atlas Inc. ("Western
Atlas")*                           *         *         Common Stock      10,905,763    $98.70*          D            n/a
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Explanation of Responses:

 * Beneficial ownership of 10,905,763 shares of Common Stock (subject to                BAKER HUGHES INCORPORATED
   adjustment as set forth in the Stock Option Agreement (as defined below))
   is being reported hereunder solely as a result of the Stock Option Agreement         By:
   dated as of May 10, 1998 (the "Stock Option Agreement") between Western Atlas and Baker Hughes Incorporated ("Baker Hughes"). The option granted by the
   Stock Option Agreement is exercisable by Baker Hughes only upon the occurrence of certain events as set forth therein, none of which have occurred as of the date hereof. The exercise price of the option pursuant to the Stock Option
   Agreement is the lesser of (i) $98.70 per share and (ii) a price based on            /s/ Lawrence O'Donnell, III        5/20/98
   the closing price of Baker Hughes common stock on the New York Stock                 -------------------------------   ----------
   Exchange, Inc. The option expires upon the occurrence of certain events set          **Signature of Reporting Person       Date
   forth in the Stock Option Agreement. For purposes of Section 16 of the
   Securities Exchange Act of 1934, as amended, Baker Hughes expressly disclaims        Lawrence O'Donnell, III
   beneficial ownership with respect to shares of Common Stock that may be              Vice President and General Counsel
   purchased by Baker Hughes pursuant to the terms of the Stock Option Agreement.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.

      Potential persons who are to respond to the collection of information contained in this                                 Page 2
      form are not required to respond unless the form displays a currently valid OMB number.                        SEC 1473 (7/96)
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